SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 11-K


/ /ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
   1934 [NO FEE REQUIRED] for the fiscal year ended June 30, 1996, or /X/TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
   OF 1934 [NO FEE REQUIRED] for the transition period from January 1, 1996 to July 31, 1996.


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Subsidiaries Savings and Investment Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA



THE TRANSITION REPORT OF THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS AND INVESTMENT PLAN

Financial Statements for the Seven-Month Period from January 1,
1996 to July 31, 1996 and the Year Ended December 31, 1995 and
Independent Auditors' Report

THE TRANSITION REPORT OF
THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

TABLE OF CONTENTS
FOR THE SEVEN-MONTH PERIOD ENDED JULY 31, 1996 AND
THE YEAR ENDED DECEMBER 31, 1995

                                                 Page
INDEPENDENT AUDITORS' REPORT                      1
FINANCIAL STATEMENTS:
  Statement of Net Assets Available
   for Benefits, July 31, 1996 and
   December 31, 1995                              2
  Statements of Changes in Net Assets
   Available for Benefits for the Seven-Month
   Period from January 1, 1996 to
   July 31, 1996 and the Year Ended
   December 31, 1995                              3
  Notes to Financial Statements for the
   Seven-Month Period from January 1, 1996
   to July 31, 1996
   and Year ended December 31, 1995               4


INDEPENDENT AUDITORS' REPORT

To the Plan Committee of The Procter & Gamble Subsidiaries Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Subsidiaries Savings and Investment Plan, formerly the Maryland Club Foods, Inc. Retirement Savings Plan, as of July 31, 1996 and December 31, 1995, and the related statements of changes in net assets available for benefits for the seven-month period from January 1, 1996 to July 31, 1996 and the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of July 31, 1996 and December 31, 1995 and the changes in net assets available for benefits for the seven-month period from January 1, 1996 to July 31, 1996 and the year ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
September 30, 1996



THE TRANSITION REPORT OF
THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR  BENEFITS
JULY 31, 1996 AND DECEMBER 31, 1995

                                             1996         1995

INVESTMENTS, At fair value:
  Investment in the Procter &
   Gamble Master Savings Trust          $4,547,837     $3,153,631
  Loans to participants                     93,855        101,733
                                         ---------      ---------
     Total investments                   4,641,692      3,255,364
                                         ---------      ---------
RECEIVABLES - Other                          6,336          2,657
                                         ---------      ---------
  Total assets                           4,648,028      3,258,021
                                         ---------      ---------
LIABILITIES - Other                             -             475
                                         ---------      ---------

NET ASSETS AVAILABLE FOR BENEFITS       $4,648,028     $3,257,546
                                         =========      =========
See notes to financial statements.



THE TRANSITION REPORT OF
THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE SEVEN-MONTH PERIOD FROM JANUARY 1, 1996 TO JULY 31, 1996
AND THE YEAR ENDED DECEMBER 31, 1995

                                         1996        1995
ADDITIONS:
  Investment income:
   Equity in net earnings of
    The Procter & Gamble Master
    Savings Trust                   $  136,358  $  560,856
    Interest                             5,874       9,371
                                     ---------   ---------
        Total investment income        142,232     570,227
                                     ---------   ---------
  Contributions:
    Employer contributions                 354
    Employee contributions                 707
                                     ---------   ---------
           Total contributions           1,061
                                     ---------   ---------
  Transfer from merged plans         1,547,924
  Other                                  3,236      19,119
                                     ---------   ---------
    Total additions                  1,694,453     589,346
                                     ---------   ---------
DEDUCTIONS - Distributions
  to participants                      303,971   1,302,221
                                     ---------   ---------

NET INCREASE (DECREASE)              1,390,482    (712,875)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of period                3,257,546   3,970,421
                                     ---------   ---------
  End of period                     $4,648,028  $3,257,546
                                     =========   =========

See notes to financial statements.



THE TRANSITION REPORT OF
THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE SEVEN-MONTH PERIOD FROM JANUARY 1, 1996 TO JULY 31, 1996
AND THE YEAR ENDED DECEMBER 31, 1995

1.  DESCRIPTION OF THE PLAN

The following brief description of The Procter & Gamble
Subsidiaries Savings and Investment Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering substantially all employees of Maryland Club Foods, Inc. (Maryland
Club), all eligible employees of Shulton, Inc. (Shulton), and employees of Fisher Nut Company (Fisher Nut) who are members of the Twin Cities Bakery and Confectionary Workers Union, Local No.
22. The Plan was established effective April 1, 1989 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective March 14, 1996, the Shulton Savings Plan and Fisher Nut Savings Plan were merged into the Maryland Club Foods, Inc. Retirement Savings Plan and the Company changed the Plan name from Maryland Club Foods, Inc. Retirement Savings Plan to The Procter & Gamble Subsidiaries Savings and Investment Plan.

Contributions and Vesting - Fisher Nut and its employees made contributions to the Plan until April 1996. After such time, all contributions to the Plan were suspended and the participants became fully vested.

Distributions - On termination of service a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump sum amount or annuity. A participant who has reached age 59-1/2 may also request a withdrawal from his or her pre-tax contribution balance once every six months.

Loan Provision - The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan agreement. Loans are repayable in at least monthly installments of principal and interest over a maximum term of five years (fifteen years if the loan is used to purchase a primary residence).

Participant Accounts and Investment Options - Each participant account is credited with an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account. Participants may allocate their accounts in one or all of the following investment options offered by the Master Trust (Note 4):

Reserve Fund - A fund investing in short to medium length maturity, interest-bearing instruments.

Company Stock Fund - A fund investing in shares of The Procter &
Gamble Company common stock.

Managed Bond Fund - A fund investing in a diversified portfolio of publicly and privately traded corporate, government, international, and mortgage backed bonds.

Management Large Company Fund - A fund investing in equity securities of approximately 300 domestic, large company stocks.

Diversified Fund - A fund investing in a balanced fund consisting of both equity and fixed securities.

The activity and balances in the funds are summarized as follows for the seven-month period from January 1, 1996 to July 31, 1996 and for the year ended December 31, 1995.




                          Management                          Managed
                          Large Company   Reserve Diversified Bond     Loan
                          Fund            Fund    Fund        Fund     Fund      Total
Net assets available
 for benefits
 December 31, 1994        $1,167,461   $2,181,011 $253,620  $189,556  $178,773 $ 3,970,421
Equity in net
 earnings of the
 Procter & Gamble
 Master Savings Trust        360,354      110,972   61,093    28,437               560,856
Interest                                                                 9,371       9,371
Distributions               (346,951)    (792,394) (11,799)  (54,980)  (96,097) (1,302,221)
Other                            847        1,434                       16,838      19,119
Interfund transfers, net     105,657     (112,472)  21,087    (7,120)   (7,152)
                            --------    ---------  -------   -------   -------   ---------
Net assets available
 for benefits, December
 31, 1995                  1,287,368    1,388,551  324,001   155,893   101,733   3,257,546

Equity in net earnings
 (loss) of the Procter
 & Gamble Master
 Savings Trust                73,043       52,327   11,447      (459)              136,358
Transfer from merged
 plans                       647,029      796,003   65,916    37,499     1,477   1,547,924
Interest                                                                 5,874       5,874
Distributions               (142,748)    (161,223)                                (303,971)
Contributions                    265          796                                    1,061
Other                          3,190           16       19        11                 3,236
Interfund transfers, net      42,859       23,254  (15,927)  (34,957)  (15,229)
                            --------      --------  ------   -------    ------    --------
Net assets available
 for benefits,
 July 31, 1996            $1,911,006   $2,099,724 $385,456  $157,987  $ 93,855 $ 4,648,028
                           =========    ========= ========   =======    ======   =========




Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on an accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment funds (funds) are valued by the fund managers based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in the Master Trust and each participant's account by PNC Bank, Ohio, N.A., the trustee of the plan.

Expenses of the Plan - Trustee fees and other expenses of the Plan are paid by the Company.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated March 11, 1991, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC at July 31, 1996 and December 31, 1995.

4.  INTEREST IN MASTER TRUST

Effective January 1, 1993, the Company formed The Procter & Gamble Master Savings Trust (Master Trust) in accordance with a master trust agreement with PNC Bank, Ohio, N.A. (PNC).

Use of a Master Trust permits the commingling of various Company-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to both participating plans and individual participant accounts based upon each plan's or participant's proportionate interest in the Master Trust. The following represents the audited information regarding the Master Trust for the seven-month period from January 1, 1996 to July 31, 1996 and the year ended December 31, 1995.



Assets of the Master Trust at July 31, 1996 are summarized as follows:

                                     Management
                                     Large         Collective                         Managed
                        Company      Company       Income     Reserve    Diversified   Bond
                        Stock Fund   Fund          Fund       Fund       Fund          Fund       Total

Investments,
 at fair value          $36,868,392  $37,798,060 $1,070,543 $32,545,683 $27,955,130 $6,128,066 $142,365,874
Accrued interest
 and dividends              185,152          426          -         307         101          -      185,986
                        -----------  ----------- ---------- ----------- ----------- ---------- ------------
Total                   $37,053,544  $37,798,486 $1,070,543 $32,545,990 $27,955,231 $6,128,066 $142,551,860
                        ===========  =========== ========== =========== =========== ========== ============
Plan's investment
 in Master Trust                  -   $1,871,503          - $ 2,079,930 $   403,461 $  192,943 $  4,547,837
                        ===========  =========== ========== =========== =========== ========== ============
Plan's percentage
 ownership interest
 in Master Trust                  -            5%         -           6%          1%         3%           3%
                        ===========  =========== ========== =========== =========== ========== ============


Investments held by the Master Trust at July 31,1996 are summarized as follows:

                                        Management
                                        Large        Collective                              Managed
                         Company        Company      Income        Reserve    Diversified    Bond
Fair Value               Stock Fund     Fund         Fund           Fund       Fund          Fund       Total

The Procter &
 Gamble Company
 common stock           $36,611,332                                                                  $ 36,611,332
Registered
 investment
 companies                                         $1,070,533                                           1,070,533
Mutual Funds                         $37,511,137                 $32,477,887 $27,886,373  $6,127,266  104,002,663
Short-term
 investments                257,060      286,923           10         67,796      68,757         800      681,346
                         ----------   ----------    ---------     ----------  ----------   ---------  -----------
Total investments
 at fair value          $36,868,392  $37,798,060   $1,070,543    $32,545,683 $27,955,130  $6,128,066 $142,365,874
                         ==========   ==========    =========     ==========  ==========   =========  ===========


Investment income from the Master Trust for the period from January 1, 1996 through July 31, 1996 is summarized as follows:

                                   Management
                                   Large         Collective                         Managed
                      Company      Company       Income     Reserve    Diversified   Bond
                      Stock Fund   Fund          Fund       Fund       Fund          Fund       Total


Net appreciation
 (depreciation)
 in fair value
 of investments       $2,261,455   $2,033,258  $41,965    $973,891    $1,067,019  $(43,748)  $6,333,840
Dividends                356,044                                                                356,044
Interest                                1,575      153       2,034         2,277       648        6,687
                       ---------    ---------   ------     -------     ---------   -------    ---------
Total                 $2,617,499   $2,034,833  $42,118    $975,925    $1,069,296  $(43,100)  $6,696,571
                       =========    =========   ======     =======     =========   ========   =========
Plan's equity in
 net earnings
 (loss) of Master
 Trust                         -   $   73,043        -    $ 52,327    $   11,447  $   (459)  $  136,358
                       =========    =========   ======     =======     =========   ========   =========



Assets of the Master Trust at December 31, 1995 are summarized as follows:






                                     Management
                                     Large         Collective                            Managed
                       Company       Company       Income       Reserve    Diversified   Bond
                      Stock Fund     Fund          Fund         Fund       Fund          Fund        Total

Investments, at
 fair value           $37,568,733   $36,541,114  $1,323,639 $35,298,684  $31,385,977  $7,472,474  $149,590,621
Accrued interest
 and dividends              4,256           124           7         317          106           3         4,813
                       ----------    ----------   ---------  ----------   ----------   ---------   -----------
Total                 $37,572,989   $36,541,238  $1,323,646 $35,299,001  $31,386,083  $7,472,477  $149,595,434
Plan's investment
 in Master Trust                    $ 1,286,274             $ 1,387,804  $   323,658  $  155,895  $  3,153,631
                       ==========    ==========   ========= ===========   ==========   =========   ===========
Plan's percentage
 ownership in
 Master Trust                   -             4%          -           4%           1%          2%            2%
                       ==========    ==========   ========= ===========   ==========   =========   ===========


Investments held by the Master Trust at December 31, 1995 are summarized as follows:


                                   Management
                                   Large      Collective                           Managed
                     Company       Company    Income       Reserve    Diversified   Bond
Fair Value           Stock Fund    Fund       Fund         Fund       Fund          Fund         Total

The Procter &
 Gamble Company
 common stock        $36,625,140                                                             $ 36,625,140
Registered
 investment
 companies                                   $1,323,613                                         1,323,613
Mutual Funds                     $36,540,976             $35,233,082 $31,385,838 $7,472,367   110,632,263
Short-term
 investments             943,593         138         26       65,602         139        107     1,009,605
                      ----------  ----------  ---------   ----------  ----------  ---------   -----------
Total investments
 at fair value       $37,568,733 $36,541,114 $1,323,639  $35,298,684 $31,385,977 $7,472,474  $149,590,621
                      ========== =========== ==========   ========== =========== ==========   ===========


Investment income from the Master Trust for the year ended December 31, 1995 is summarized as follows:

                                   Management
                                   Large       Collective                         Managed
                      Company      Company     Income      Reserve  Diversified   Bond
                      Stock Fund   Fund        Fund        Fund     Fund          Fund       Total

Net appreciation
 in fair value
 of investments      $16,178,665  $8,040,240   $600,245  $1,663,854 $6,229,037 $1,051,580  $33,763,621
Dividends                772,124                                                               772,124
Interest                 130,871                              9,098                            139,969
                      ----------   ---------   ---------  ---------  ---------  ---------   ----------

Total                $17,081,660  $8,040,240   $600,245  $1,672,952 $6,229,037 $1,051,580  $34,675,714
                      ==========   =========    =======   ========= ========== ==========   ==========
Plan's equity in
 net earnings of
 Master Trust                  -  $  360,354          -  $  110,972 $   61,093 $   28,437  $   560,856
                      ==========   =========    =======   ========= ========== ==========   ==========





5.  DISTRIBUTIONS

Distributions payable to participants as of July 31, 1996 and December 31, 1995 are $76,000 and $47,311, respectively.

                           * * * * * *


PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS TRANSITION REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                              Procter & Gamble Subsidiaries Savings
                              and Investment Plan



Date:  October 16, 1996       /s/JOHN R. SMITH
                              --------------------------------------
                              John R. Smith
                              Member, Benefits Committee



                                 EXHIBIT INDEX


Exhibit No.                                                 Page No.

    23         Consent of Deloitte & Touche                   11